Steven Tomsic Chief Financial Officer Fox Corporation 1211 Avenue of the Americas New York, New York 10036

CORRESPONDENCE FILED VIA EDGAR

March 8, 2024

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, DC 20549

Attn: Inessa Kessman and Robert Littlepage

Re:	Fox Corporation

Form 10-K for the Fiscal Year Ended June 30, 2023

File No. 001-38766

Ladies and Gentlemen:

The following sets forth the responses of Fox Corporation (the “Company” or “we”) to the Securities and Exchange Commission’s (the “SEC” or the “Staff”) letter of comments dated February 27, 2024 (the “Comment Letter”), regarding the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2023 (the “2023 10-K”). The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter. For ease of review, we have reproduced the text of the Comment Letter in boldfaced print below, followed by the Company’s response to each comment.

Form 10-K for the Fiscal Year Ended June 30, 2023

Results of Operations, page 38

Comment No. 1: In your discussion, you cite multiple factors as impacting your results of operations but most often provide no quantification of the contribution of each factor to the material changes in the various line items discussed. Where one or more factors contributed to a material change in a line item, please describe the underlying reasons for these changes in quantitative and qualitative terms. We refer to guidance in Item 303(b) of Regulation S-K.

Response No. 1: The Company respectfully acknowledges the Staff’s comment, and in future filings with the SEC we will expand applicable disclosures to quantify, where material, each factor that contributes to or offsets the changes in the various line items discussed in accordance with Item 303(b) of Regulation S-K. The Company expects that the elements included in the disclosure on which the Staff commented may change period over period based on the materiality of the factors for such performance.

Notes to the Consolidated Financial Statements

Note 17. Segment Information, page 101

Comment No. 2: We note you have business unit leaders for Fox News Media, Fox Sports, Fox Entertainment, Fox Television Stations, and Tubi Media Group. Tell us how those business unit leaders align with your segment structure discussed on page 101. Disclose the factors used to identify your reportable segments, including whether operating segments have been aggregated. We refer to the guidance in ASC 280-10-50-21.

Response No. 2: The Company respectfully acknowledges the Staff’s comment. The Company currently operates several businesses, including Fox News Media, Fox Sports, Fox Entertainment, Fox Television Stations, and Tubi Media Group. We operate in three reportable segments: Cable Network Programming, Television and Other. Our business units align with the Company’s reportable segments as follows:

•	FOX News Media – Cable Network Programming

•	FOX Sports – Cable Network Programming and Television

•	FOX Entertainment – Television

•	FOX Television Stations – Television

•	Tubi Media Group – Television

Functional leadership of affiliate fee and advertising revenues, which represent approximately 90 percent of the Company’s total revenue, are the responsibility of the Company’s Chief Operating Officer and its President of Advertising Sales, Marketing and Brand Partnerships.

The Company’s assessment of its operating segments is based on Accounting Standards Codification (“ASC”) 280-10-50-1. ASC 280 states that “an operating segment is a component of a public entity that has all the following characteristics:

a.	It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

b.	Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

c.	Its discrete financial information is available.”

Decisions about allocating resources to and assessing the performance of each of the Company’s operating segments are made by Fox Corporation’s Executive Officers (the “Executive Officers”), comprising the Executive Chair and Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Chief Legal and Policy Officer. Thus, the Executive Officers collectively are the chief operating decision maker (“CODM”) for the Company.

The Company’s operating segments have been determined in accordance with the Company’s internal management structure, which is organized based on operating activities. The Company’s Executive Chair and Chief Executive Officer and Chief Financial Officer together represent the segment manager for each operating segment and are directly accountable for operating segment financial activities.

The Company has determined that having business unit leaders focus on operating activities such as programming and production activities within the Company’s cable, television and digital verticals and having our functional leaders focus on distribution and advertising monetization opportunities helps drive synergies and growth given their inter-dependence. As such, the Company’s management has determined that the business unit leaders are not segment managers.

The financial information reviewed by the CODM to make resource allocation decisions and assess performance contains income statement results at each of the Cable Network Programming, Television, FOX Studio Lot and Credible operating segments.

We also advise the Staff that we manage the businesses as follows:

•

The predominant revenue source for the Cable Network Programming segment is affiliate fee revenue. The programming of the businesses within this segment generally can be viewed only by distributors’ pay TV subscribers. As the businesses within the segment are generally marketed to distributors in a single negotiation, each business benefits from the Company’s relationship with distributors. Affiliate fee revenue from our multi-year distribution agreements is based on the number of subscribers receiving the programming and a per subscriber fee. Advertising revenue, a smaller portion of the segment’s total revenue, reflects the price charged for each advertising unit sold, which is largely based on the size and demographics of the audience viewing our programming and the price and number of advertising units sold. The Cable Network Programming segment incurs costs to acquire multi-year sports rights and costs to produce and distribute sports and national news programming.

•

The Television segment is a vertically integrated segment with similar businesses whose predominant revenue source is advertising revenue. Advertising revenue reflects the price charged for each advertising unit sold, which is largely based on the size and demographics of the audience viewing our programming and the price and number of advertising units sold. Television businesses are generally available to be viewed on free TV platforms and are also marketed to pay TV distributors in a single negotiation. However, these negotiations, unlike those for our Cable Network Programming segment, also include negotiations with affiliated non-owned and operated station groups. Revenue from our multi-year distribution agreements is based on the number of subscribers receiving the programming, a per subscriber fee, and fixed or variable fees received from affiliated non-owned and operated local broadcast television stations. The segment incurs costs to acquire, produce and distribute local news, national sports, and entertainment programming.

•	Within the Other segment, the FOX Studio Lot generates revenue from television and film production services, office space leases, and studio operation services.

•	Within the Other segment, Credible operates a consumer finance marketplace and its offerings provide consumers personalized product and rate options for various financial products.

In accordance with ASC 280-10-50-11, the Company’s management has assessed whether any of its operating segments can be aggregated into reportable segments. To aggregate two or more operating segments into a reportable segment, all the aggregation criteria in ASC 280 must be met. Based on management’s assessment, none of the Company’s operating segments are sufficiently similar to support aggregation that would enhance an investor’s understanding of the Company’s financial statements. Therefore, none of the Company’s operating segments have been aggregated.

In accordance with ASC 280-10-50-12, the reporting of separate information about an operating segment is required if certain quantitative thresholds are met. The Company’s management performs this quantitative assessment at least annually and has concluded based on this assessment that the FOX Studio Lot and Credible do not meet the quantitative thresholds to be reported separately in the Company’s SEC filings. Other, Corporate and Eliminations is an “all other category” that includes several head office functions and the Company’s FOX Studio Lot and Credible operating segments.

The Company will continue to monitor business developments and the impacts to both its operating segments and reportable segments.

Note 20. Additional Financial Information, page 105

Comment No. 3: We note you reported legal settlement costs, an operating expense, within the income statement line-item “Other, net.” Separately report operating and non-operating expenses on your income statement and clearly identify them as such, pursuant to Rule 5-03 of Regulation S-X.

Response No. 3: The Company respectfully acknowledges the Staff’s comment, and in future filings with the SEC, legal settlement costs will be reported and described as appropriate within “Impairment and restructuring charges,” which will be renamed “Restructuring, impairment and other corporate matters” (as reflected in the proposed chart below, which will appear in future filings).

If you have any questions, please do not hesitate to contact me at 212-852-7730 or at steven.tomsic@fox.com.

Sincerely,

/s/ Steven Tomsic

Chief Financial Officer

cc: Brian Egenton, EVP Controller

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